Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 and related Prospectus, of our report dated March 13, 2025, with respect to the consolidated financial statements of Advanced Flower Capital Inc. as of December 31, 2024 and 2023, and for the years then ended, which report is included in the Annual Report on Form 10-K of Advanced Flower Capital Inc. for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission.  Our report includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators.

We also consent to the reference to our firm under the caption “Experts.”

/s/ CohnReznick LLP

Baltimore, Maryland

April 17, 2025